SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Merger Agreement

On June 26, 2011, Fundtech Ltd., a company organized under the laws of Israel (“Fundtech”), S1 Corporation, a Delaware corporation (“S1”), and Finland Holdings (2011) Ltd., a company organized under the laws of Israel and a wholly-owned subsidiary of S1 (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011 (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub will merge with and into Fundtech, with Fundtech surviving as the continuing corporation in the Merger and as a wholly-owned subsidiary of S1 (the “Merger”).  The Merger is structured as a court-supervised arrangement among Fundtech and its shareholders and, if required, creditors, pursuant to Section 350 of the Israeli Companies Law, 5759-1999 (the “Companies Law”).  Following the Merger, S1 will be renamed Fundtech Corporation (in this capacity following the consummation of the Merger, “Fundtech Corporation”).

Subject to the terms and conditions of the Merger Agreement, each ordinary share, par value NIS 0.01 per share, of Fundtech (a “Fundtech Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive 2.72 shares of common stock, par value $0.01 per share, of S1 (“S1 Common Stock”).  Based on the number of outstanding shares of Fundtech Ordinary Shares and S1 Common Stock, Fundtech shareholders immediately prior to the Effective Time and S1 stockholders immediately prior to the Effective Time are expected to hold approximately 45% and 55%, respectively, of the outstanding shares of Fundtech Corporation following the Merger.  Upon consummation of the Merger, S1 will assume all of Fundtech’s outstanding options to purchase Fundtech Ordinary Shares, which will convert into options to purchase shares of S1 Common Stock, with appropriate adjustments to the number of underlying shares and exercise price to give effect to the Exchange Ratio.

Consummation of the Merger is subject to conditions, including (i) approval of the Merger by the district court of Tel Aviv−Jaffa (the “Court Approval”), which approval can only occur after the shareholders and, if required, creditors, of Fundtech approve the Merger in accordance with Section 350 of the Companies Law, (ii) approval by the S1 stockholders of the issuance of shares of S1 Common Stock in connection with the Merger and the amendment to S1’s certificate of incorporation to change its name (collectively, the “S1 Shareholder Approval”), (iii) receipt of certain regulatory and tax approvals, (iv) the absence of any law or order prohibiting the consummation of the Merger, (v) the accuracy of the representations and warranties of each party in the Merger Agreement (most of which are subject to an overall material adverse effect qualification or other materiality qualifications), (vi) compliance in all material respects by each party with its covenants under the Merger Agreement, (vii) the absence of a material adverse effect on either party, and (viii) other customary closing conditions.

Fundtech has agreed to submit to the district court of Tel Aviv−Jaffa a first motion to convene shareholders and, if required by the Applicable Court, creditors meetings (the “Company Meetings”) for the approval of the terms and conditions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant and in accordance with Section 350 of the Companies Law.  The board of directors of Fundtech has adopted a resolution to recommend the approval of the Merger to its shareholders.  S1 has agreed to hold a stockholders’ meeting to consider and vote upon the matters presented to obtain the S1 Shareholder Approval.

The Merger Agreement contains customary covenants of Fundtech and S1, including, among others, a covenant by each of S1 and Fundtech to conduct its respective business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of activities during such period.  Each of Fundtech and S1 has agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) enter into discussions or negotiations or an agreement concerning, or provide confidential information in connection with, any alternative proposals for alternative business combination transactions.  Each of these covenants is subject to exceptions as provided in the Merger Agreement.

The Merger Agreement contains certain termination rights for both Fundtech and S1 and further provides that, upon termination of the Merger Agreement, depending on certain specified circumstances, Fundtech may be required to pay to S1 a termination fee of $11.9 million and S1 may be required to pay to Fundtech a termination fee of $14.6 million.  In addition, if the Merger Agreement is terminated because the Court Approval has not been obtained or the S1 Shareholder Approval has not been obtained, Fundtech or S1 may be required to pay the other party a termination fee of $3 million.

Following the consummation of the Merger, Fundtech Corporation will have a board of directors consisting of eight members, of whom four will be initially designated by each of Fundtech and S1, respectively.  Fundtech’s current chief executive officer will be appointed as the Executive Chairman and S1’s current chief executive officer will remain the chief executive officer after the closing of the Merger.  S1’s current Chairman will be appointed as Lead Director and Fundtech’s current Chairman will be appointed as Deputy Chairman.

In connection with the Merger, S1 has agreed that, upon request and subject to the terms and conditions of the Merger Agreement, it will enter into a registration and information rights agreement with certain shareholders of Fundtech to be effective upon the Effective Time that will, among other things, require S1 to register shares of S1 Common Stock issued to the shareholder party to the agreement.

Voting Agreement

In connection with the execution of the Merger Agreement, Clal Industries and Investments Ltd., which currently owns approximately 58% of the outstanding Fundtech Ordinary Shares, has entered into a voting agreement with S1 pursuant to which it has agreed, subject to the terms and conditions thereof, to vote in favor of the matters related to the Merger at the Company Meetings and against any alternative business combination transaction.

Press Release

On June 27, 2011, Fundtech and S1 issued a joint press release announcing the execution of the Merger Agreement.

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Copies of the Merger Agreement, the Voting Agreement and the press release announcing the execution of the Merger Agreement are attached as exhibits hereto and are hereby incorporated into this report by reference.  The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Fundtech expects to disseminate to its shareholders, prior to the approval by the Applicable Court, an information statement in connection with the meeting at which Fundtech’s shareholders will be asked to approve the proposed Merger.  Fundtech’s shareholders are urged to read the information statement, when it becomes available, because it will contain important information.  Fundtech’s shareholders will also be able to obtain a free copy of the information statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, statements regarding the expected completion of the Merger transaction and timing thereof, the expected benefits of the transaction, future financial and operating results, plans, objectives, expectations and intentions, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with the proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data, together with management's views and assumptions regarding future events and business performance as of the time the statements are made, and are subject to risks and uncertainties.  We caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to whether the Court Approval will be granted, whether the Applicable Court may impose additional requirements or demands on the Company, how many shareholders will vote in favor of the Merger and/or the S1 Shareholder Approval, the inability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule, the possibility that competing offers will be made, the possibility that various closing conditions for the Merger may not be satisfied or waived, operational challenges in achieving strategic objectives and executing our plans, the risk that the businesses will not be integrated successfully, the risks that any synergies from the transaction may not be fully realized or may take longer to realize than expected, disruptions from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, risks relating to litigation involving either party, the risk that markets will not react as anticipated, the potential impact of general economic conditions and competition in the industry.

We refer you to the documents that Fundtech and S1 file from time to time with the SEC, including the section titled “Risk Factors” of Fundtech’s most recent Annual Report filed on Form 20-F and S1’s most recent Annual Report filed on Form 10-K and Quarterly Reports on Form 10-Q, as well as the information statement and proxy statement to be filed by Fundtech and S1 on Form 6-K and Schedule 14A, respectively, which contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  All subsequent written and oral forward-looking statements by or concerning Fundtech or S1 are expressly qualified in their entirety by the cautionary statements above.  Except as may be required by law, Fundtech and S1 do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Fundtech and S1 intend to file relevant materials with the SEC and other governmental or regulatory authorities, including an information statement and proxy statement, respectively.  INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FUNDTECH AND S1 AND THE TRANSACTION.  The proxy statement, information statement and certain other relevant materials (when they become available) and any other documents filed by Fundtech or S1 with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  In addition, investors may obtain free copies of the documents filed with the SEC (i) by contacting Fundtech’s Investor Relations at (201) 946-1100 or by accessing Fundtech’s investor relations website at www.fundtech.com or (ii) by contacting S1’s Investor Relations at (404) 923-3500 or by accessing S1’s investor relations website at www.s1.com. Investors are urged to read the proxy statement and information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

PARTICIPANTS IN THE SOLICITATION

S1, Fundtech and their respective executive officers and directors may be deemed to be participating in the solicitation of proxies in connection with the transaction.  Information about the executive officers and directors of S1 and the number of shares of S1’s common stock beneficially owned by such persons is set forth in the proxy statement for S1’s 2011 Annual Meeting of Stockholders on Schedule 14A, which was filed with the SEC on April 8, 2011. Information about the executive officers and directors of Fundtech and the number of shares of Fundtech’s ordinary shares beneficially owned by such persons is set forth in Fundtech’s annual report on Form 20-F which was filed with the SEC on May 31, 2011.  Investors may obtain additional information regarding the direct and indirect interests of S1, Fundtech and their respective executive officers and directors in the transaction by reading the proxy statement and information statement regarding the transaction when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2011

FUNDTECH LTD.
By:	/s/ Yoram Bibring
Name:	Yoram Bibring
Title:	Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, Finland Holdings (2011) Ltd. and Fundtech Ltd.

99.2	Voting Agreement, dated as of June 26, 2011, by and among S1 Corporation and Clal Industries and Investments Ltd.

99.3	Joint Press Release issued June 27, 2011

99.4	Slide presentation dated June 27, 2011